Exhibit 4.4

MACROSOLVE, INC.
2009 STOCK COMPENSATION PLAN

1.  Purpose. The purpose of this Plan is to provide compensation in the form of Common Stock of Macrosolve, Inc. (the “Company”) to eligible employees and consultants that have previously rendered services or that will render services during the term of this 2009 Stock Compensation Plan (hereinafter referred to as the Plan.)

2.  Administration. (a)  This Plan shall be administered by the Board of Directors who may from time to time issue orders or adopt resolutions, not inconstant with the provisions of this Plan, to interpret the provisions and supervise the administration of this Plan.  The President shall make initial determinations as to which employees, consultants, professionals or advisors will be considered to receive shares under this Plan, in addition, will provide a list to the Board of Directors. All final determinations shall be by the affirmative vote of a majority of the members of the Board of Directors at a meeting called for such purpose, or reduced to writing and signed by a majority of the members of the Board. Subject to the Corporation's Bylaws, all decisions made by the Directors in selecting eligible individuals, establishing the number of shares, and construing the provisions of this Plan shall be final, conclusive and binding on all persons including the Corporation, shareholders, employees and consultants.

(b)  The Board of Directors may from time to time appoint a Plan Committee, consisting of at least one Director and one officer, none of whom shall be eligible to participate in the Plan while members of the Committee. The Board of Directors may delegate to such Committee power to select the particular individuals that are to receive shares, and to determine the number of shares to be allocated to each such individual.

(c) If the SEC Rules and or regulations relating to the issuance of Common Stock under a Form S-8 should change during the terms of this Plan, the Board of Directors shall have the power to alter this Plan to conform to such changes.

3.  Eligibility.  Shares shall be granted only to individuals that are within that class for which Form S-8 is applicable.

4.  Shares Subject to the Plan.  The total number of shares of Common Stock to be subject to this Plan is 36,000,000. The shares subject to the Plan will be registered with the SEC on or about September 18, 2009 in a Form S-8 Registration.

5.  Death of Recipient. If a recipient dies while he is a recipient of the Corporation or of any subsidiary, or within 90 days after such termination, the shares, to the extent that the recipient was to be issued shares under the plan, may be issued to his personal representative or the person or persons to whom his rights under the plan shall pass by his will or by the applicable laws of descent and distribution.

6.  Termination of recipient, retirement or disability.  If a recipient shall cease to be retained by the Corporation for any reason (including retirement and disability) other than death after he shall have continuously been so retained for his specified term, he may, but only within the three-month period immediately following such termination, request his pro-rata number of shares for his services already rendered.

7.  Termination of the Plan.  This Plan shall terminate three years after its adoption by the Board of Directors. At such time, any shares that remain unsold shall be removed from registration by means of a post-effective amendment to the Form S-8.

8.  Effective Date of the Plan.  This Plan shall become effective upon its adoption by the Board of Directors.